TORREYA CAPITAL, LLC

Statement of Financial Condition
With Report of Independent
Registered Public Accounting Firm
thereon
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69954

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2020_____ AND ENDING_____12/31/2020_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: **Torreya Capital, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, Suite 1201

                        (No. and Street)

	OFFICIAL USE ONLY
	_____
	FIRM I.D. NO.

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Opler   **212-257-5802**
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

                    (Name   *if individual, state last, first, middle name*)

529 Fifth Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Michael Krebs</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Torreya Capital, LLC</u>, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>No Exceptions</u>

_____

_____

_____

_____ Signature

_____ <u>Finop</u>
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/_2022_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Torreya Capital, LLC
Index
December 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Torreya Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Torreya Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Torreya Capital, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Torreya Capital, LLC's management. Our responsibility is to express an opinion on Torreya Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Torreya Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Torreya Capital, LLC's auditor since 2017.
New York, New York
March 29, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Torreya Capital, LLC
Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	5,579,376
Investments, at fair value		83,958
Fees receivable		187,947
Prepaid expenses and other assets		47,565
Total assets	$	5,898,846

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	572,411
Due to affiliates		1,073,289
Deferred revenue		191,667
Total liabilities		1,837,367
Member's equity		4,061,479
Total liabilities and member's equity	$	5,898,846

The accompanying notes are an integral part of this financial statement.

Torreya Capital, LLC
Notes to Financial Statement
December 31, 2020

1. Nature of operations and summary of significant accounting policies

Nature of Business

Torreya Capital, LLC (the "Company"), a wholly-owned subsidiary of Torreya Holdings, LP (the "Parent"), is a limited liability company organized under the laws of the state of Delaware on April 12, 2017. On November 21, 2017, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a strategic and financial advisory firm in the life sciences industry, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

Basis of Presentation

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified cash and fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance using the modified retrospective approach by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including cash and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the deminimus historical losses on such assets.

1.   Nature of operations and summary of significant accounting policies (continued)

Allowance for Credit Losses (continued)

Management does not believe that an allowance is required as of December 31, 2020.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 606 *Revenue from Contracts with Customers* ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's strategic advisory revenues include success fees as well as retainers earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company also earns fees for related advisory work such as providing fairness opinions.

The Company records success fees at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, generally on the closing date of the transaction.

For certain advisory contracts, a retainer is paid to the Company and the revenue is recognized over time when certain performance obligations are simultaneously provided by the Company and consumed by the customer based on the terms of the contract and customary business practices. The transaction price or amount of revenue recognized is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services noted in the written agreements with its customers.

Revenue for private placements and capital raising transactions is recognized at the point in time that performance under the arrangement is completed, generally on the closing date of the transaction, and the fee is contingent on either the amount of capital raised or the transaction value.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at December 31, 2020.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2020, there were $191,667 in contract liabilities reported on the accompanying statement of financial condition as deferred revenue.

Torreya Capital, LLC
Notes to Financial Statement
December 31, 2020

1. **Nature of operations and summary of significant accounting policies (continued)**

Revenue Recognition (continued)

The below schedule summarizes the contract liability activity during the year.

	Balance as of 12/31/2019	Additions for the year 12/31/2020	Revenue recognized for the year 12/31/2020	Balance as of 12/31/2020
Deferred revenue	$ 66,599	$ 345,000	$ (219,932)	$ 191,667

Investments, at Fair Value

Although the Company does not trade for its own account, it may from time to time receive common stock or warrants to purchase common stock as part of its compensation for services performed by the Company. The Company treats those investments as trading securities. The investments are recorded at their estimated fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss in the statement of operations until disposition.

For the year ended December 31, 2020, the Company received publicly traded common stock as compensation for advisory services performed by the Company. The securities received and related revenue of $200,000 were recorded at the fair market value of the securities and simultaneously transferred to the Parent as an equity withdrawal and to registered representatives of the Company as non-cash compensation.

Income Taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax laws. The Company is a single member limited liability company treated as a disregarded entity for federal and state tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company's Parent is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

At December 31, 2020, the Company had a current New York City income tax overpayment of $28,312 included in Prepaid expenses and other assets in the accompanying statement of financial condition.

Fair Value Measurements

US GAAP defines fair value, establishes a framework for measuring fair value, and, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the

Torreya Capital, LLC
Notes to Financial Statement
December 31, 2020

1. Nature of operations and summary of significant accounting policies (continued)

Fair Value Measurements (continued)

measurement date. A fair value measurement assumes that the transaction to sell the asset or liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

The Company's outstanding investments as of December 31, 2020 are comprised of shares of common stock in a publicly traded company and involve Level 1 inputs. The Company calculated the fair value of the common stock held using the quoted price of the security in an active market for the identical asset. The Company also held options in a publicly traded company during the year ended December 31, 2020. The Company calculated the fair value of these options using the Black-Scholes model which is a mathematical calculation where the fair value of the option is a function of the present market value of the underlying security, the exercise price, the time frame until expiration of the option, the risk-free discount rate and the average volatility on the price of the underlying security. The options were exercised during the year ended December 31, 2020 and are included in the investments, at fair value as common stock in the accompanying statement of financial condition.

The following summarizes the Company's activity in the investments for the December 31, 2020 year end:

	Input Level	Balance as of 12/31/2019	Purchases / Issuances in 2020	Unrealized gains in 2020	Unrealized losses in 2020	Distributions / Non-cash compensation payments in 2020	Balance as of 12/31/2020
Common stock options:							
Biotechnology	Level 3	$ 66,192	$ -	$ -	$ (66,192)	$ -	$ -
Common stock:							
Biotechnology	Level 1	-	279,421	27,203	(22,666)	(200,000)	83,958
		$ 66,192	$ 279,421	$ 27,203	$ (88,858)	$ (200,000)	$ 83,958

In August 2018, FASB issued Accounting Standards Update ("ASU") 2018-13, *Changes to Disclosure Requirements for Fair Value Measurements* ("ASU 2018-13"), which improves the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years beginning after

1. **Nature of operations and summary of significant accounting policies (continued)**

Fair Value Measurements (continued)

December 15, 2019. The Company adopted ASU 2018-13 effective January 1, 2020, and has determined this standard will not have a material impact to the Company's financial statement and related disclosures.

Leases

The Company follows the provisions of ASU 2016-02, *Leases* (Topic 842) ("ASU 2016-02"). The Company performed an internal review of its active agreements including its expense sharing agreement with its affiliates. The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased and also shared with the Company's affiliates which have significant operations in the United States and the United Kingdom and the space is at any time subject to substitution at the sole discretion of the affiliates. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, the Company has determined that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842. Therefore, Topic 842 does not have an impact on the Company's operations, financial condition or net capital as the Company has determined it has no leases. See Note 7.

2. **Related party transactions**

Effective November 21, 2017, the Company entered into an expense sharing agreement with Torreya Partners, LLC (the "US affiliate") and Torreya Partners (Europe), LLP (the "UK affiliate"), whereby the affiliates provide certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services.

As of December 31, 2020, a total of $1,022,413 is owed by the Company to the US affiliate and is included in Due to affiliates in the accompanying statement of financial condition.

As of December 31, 2020 a total of $50,876 is owed by the Company to the UK affiliate and is included in Due to affiliates in the accompanying statement of financial condition.

3. **Concentration of credit risk**

The Company maintains its cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. **Net capital requirement**

The Company as a member of the Financial Industry Regulatory Authority, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $3,796,480, which was $3,686,767 in excess of its minimum requirement of $109,713.

5. **Exemption from Rule 15c3-3**

The Company does not claim an exemption from Securities Exchange Act ("SEA") Rule 15c3-3, in reliance on Footnote 74 to SEC Release No. 34-70073, and as discussed in Q&A 8 of the related Frequently Asked Questions ("FAQ") Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule issued by SEC staff in July 2020. In order to avail itself of this option, the Company represents that is does not, and will not, 1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, 2) does not and will not carry accounts of or for customers and 3) does not and will not carry PAB accounts. The Company's business activities are, and will remain, limited to a) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients; and b) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

6. **Risks and Uncertainties**

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("COVID-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

7. **Subsequent events**

The Company has evaluated its subsequent events through March 29, 2021, the date that the accompanying financial statement was available to be issued.

Effective January 1, 2021, the US Affiliate's lease for office space located in New York was assigned to the Company. The current arrangements of this noncancelable office lease expire in January 2025. As of December 31, 2020, the aggregate future minimum lease payments under this operating lease will be approximately $2,074,000. In accordance with ASU 2016-02, effective January 1, 2021, the Company expects to record a right of use asset and a corresponding operating lease liability of approximately $1,963,000 based on a weighted average remaining lease term of 49 months and a weighted average discount rate of 2.63%.

There were no other significant subsequent events which would require recognition or disclosure in the accompanying financial statement.